SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
KIMCO REALTY CORPORATION
(Name of Subject Company (Issuer))
KIMCO REALTY CORPORATION
AS ISSUER
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))
Depositary Shares each representing 1/1,000 of a Share of 7.25% Class N
Cumulative Convertible Perpetual Preferred Stock
(Title of Class of Securities)
49446R 687
(CUSIP Number of Class of Securities)
Glenn G. Cohen
Chief Financial Officer
500 North Broadway, Suite 201
Jericho, New York 11753
Telephone: (516) 869-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Joel H. Trotter
Julia A. Thompson
R. Charles Cassidy III
Latham & Watkins LLP
555 Eleventh Street, NW Suite 1000
Washington, D.C. 20004
(202) 637-2200

Edward F. Petrosky
Bartholomew A. Sheehan, III
Robert Mandell
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5900
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Kimco Realty Corporation, a Maryland corporation (the “Company”), and relates to an offer by the Company to purchase for cash all of its outstanding depositary shares each representing 1/1,000 of a share of 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation, dated November 4, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase and Consent Solicitation”) and in the accompanying letter of transmittal and consent (as it may be amended or supplemented from time to time, the “Letter of Transmittal and Consent,” and, together with the Offer to Purchase and Consent Solicitation, the “Offer”), at a price per Security (as defined below) of $62.00, plus any accrued and unpaid dividends. The Company has declared a quarterly dividend on the Class N Preferred Stock (the “Declared Dividend”) to be paid on January 15, 2025 (the “Dividend Payment Date”) to shareholders of record on January 2, 2025 (the “Dividend Record Date”). Holders of Securities (as defined below) who validly tender their Securities (and whose Securities are accepted for purchase by the Company) in the Offer will receive accrued and unpaid dividends, if any, for the period from and including the last dividend payment date, to, but not including, the Settlement Date (as defined below), unless the Settlement Date occurs on or following the Dividend Record Date and prior to the Dividend Payment Date (in which case accrued and unpaid dividends related to the Declared Dividend will not be paid to tendering holders on the Settlement Date and the Declared Dividend will be paid to holders of record on the Dividend Record Date). At the time you tender your Securities, you will not know the extent of participation by other holders of Securities in the Offer and Consent Solicitation.
On August 28, 2023, the Company and RPT Realty, a Maryland real estate investment trust (“RPT”), entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which the Company would acquire RPT through a series of mergers (collectively, the “RPT Merger”). On January 2, 2024, RPT merged with and into the Company, with the Company continuing as the surviving public company. Under the terms of the Merger Agreement, each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share issued by the Company (each, a “Security” and, collectively, the “Securities”) representing one one-thousandth of a share of the Company’s 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share (the “Class N Preferred Stock”). In connection with the RPT Merger, the Company issued 1,848,539 Securities representing in the aggregate approximately 1,849 shares of Class N Preferred Stock.
Concurrently with the Offer, we also are soliciting consents (the “Consent Solicitation”) from (i) holders of the outstanding shares of Class N Preferred Stock (which requires soliciting consents from holders of the outstanding Securities) to, at any point during the 12-month period beginning at 5:00 p.m. New York City time, on December 4, 2024 (the “Expiration Date”), amend (the “Preferred Amendment”) the terms of the Class N Preferred Stock in the charter of the Company to provide the Company, from and after the effective date of the Preferred Amendment, with the option to redeem the Class N Preferred Stock during the 90 days following the date of effectiveness of the Preferred Amendment at a redemption price for each share of Class N Preferred Stock equal to $60,340.00 (which would mean a redemption price for each Security equal to $60.34), plus accrued and unpaid dividends, if any, for the period from and including the last dividend payment date to, but not including, the redemption date) and (ii) holders of the Securities to amend the deposit agreement, by and between the Company and Equiniti Trust Company, LLC, as depositary, registrar and transfer agent, governing the terms of the Securities (the “Deposit Agreement”) to make corresponding changes to the Deposit Agreement related to the Preferred Amendment, substantially as contemplated on Annex B in the Offer to Purchase and Consent Solicitation (the “Deposit Agreement Amendment”). Consent from the holders of at least two-thirds of the outstanding shares of Class N Preferred Stock (which corresponds to tenders from holders of two-thirds of the outstanding Securities) (the “Requisite Preferred Shareholder Consents”) is required to approve the Preferred Amendment, as well as the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), voting as a single class and separate from holders of the Securities (the “Requisite Common Stockholder Approval”). Consent from the holders of at least two-thirds of the outstanding Securities is required to approve the Deposit Agreement Amendment (the “Requisite Deposit Agreement Amendment Approval” and, together with the Requisite Preferred Shareholder Consents and the Requisite Common Stockholder Approval, the “Requisite Approvals”). We plan to solicit the Requisite Common Stockholder Approval from the holders of our Common Stock in support of the Preferred Amendment at the Company’s next annual meeting of stockholders, which is expected to be held in late April or early May of 2025 (the “2025 Annual Meeting”), but may do so prior or subsequent to such meeting and may do so more than once during the 12-month effectiveness of the Requisite Preferred Shareholder Consents.

The Offer and Consent Solicitation do not constitute a solicitation of consents from holders of our Common Stock to the Preferred Amendment. The solicitation of consents from holders of our Common Stock to the Preferred Amendment is expected to be made pursuant to a definitive proxy statement on Schedule 14A to be filed with the SEC in advance of the 2025 Annual Meeting.
If the Requisite Approvals are obtained and the Preferred Amendment and Deposit Agreement Amendment are effected, we will have the option to redeem all shares of Class N Preferred Stock (and, consequently, Securities) that remain outstanding following the consummation of the Offer and Consent Solicitation during the 90 days following the date of effectiveness of the Preferred Amendment at the redemption price referred to in the prior paragraph. At such time, the Company’s Board of Directors intends to consider redeeming all shares of Class N Preferred Stock (and, consequently, Securities) that remain outstanding, subject to determining whether a redemption is advisable and in the best interests of the Company. The decision whether or not to redeem shares of Class N Preferred Stock (and, consequently, Securities) that remain outstanding at such time will be based on the price and volume of any recent secondary market sales of the Securities, prevailing interest rates at the time, Company cash on hand and any legal or contractual restrictions on cash distributions to the Company from its subsidiaries, among other factors. As of the date of this Schedule TO, the Company has sufficient cash on hand to purchase the maximum number of Securities sought in the Offer, and there are no legal or contractual restrictions on cash distributions from subsidiaries that would limit the purchase of the Securities in the Offer. A copy of the proposed Articles of Amendment effecting the Preferred Amendment (the “Articles of Amendment”) is attached to the Offer to Purchase and Consent Solicitation as Annex A. We urge you to carefully read the Articles of Amendment in its entirety. The filing of the Articles of Amendment and effectiveness of the Preferred Amendment are conditioned on obtaining the Requisite Approvals. If we fail to receive the Requisite Approvals during the 12-month period beginning on the Expiration Date, the Preferred Amendment will not be effectuated. If the Preferred Amendment is not effectuated, or if the Company’s Board of Directors determines that a redemption is not advisable and in the best interests of the Company, the Company’s redemption of Securities that remain outstanding following the Offer would not occur and holders may be left holding a highly illiquid security.
Following completion of the Offer and Consent Solicitation, the Securities may no longer meet the New York Stock Exchange’s continued listing criteria for preferred stock, in which case the Securities will be delisted from the NYSE and the Company will file a Form 25 to terminate registration of the Securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company will pay the purchase price to you in cash for the Securities it purchases promptly after the Expiration Date and the acceptance of the Securities for purchase (the “Settlement Date”). The Company expects the Settlement Date to promptly follow the Expiration Date.
You must validly tender all Securities that you own in order to participate in the Offer and Consent Solicitation. You may not consent to the Preferred Amendment without tendering your Securities in the Offer and Consent Solicitation, and you may not tender your Securities in the Offer and Consent Solicitation without consenting to the Preferred Amendment. The Offer and the Consent Solicitation are conditioned upon receipt of the Requisite Preferred Shareholder Consents, which requires tenders from holders of at least two-thirds of the outstanding shares of Class N Preferred Stock (which corresponds to consents from holders of two-thirds of the outstanding Securities). The consent to the Preferred Amendment is a part of the Letter of Transmittal and Consent, and holders will be required to deliver to us such consent as a condition to tendering Securities in the Offer. You may revoke your consent to the Preferred Amendment with respect to any Securities you have tendered at any time prior to the Expiration Date only by withdrawing the Securities you have tendered. Following the Expiration Date, assuming the Company’s acceptance for purchase of any and all of your validly tendered and not properly withdrawn Securities, you may not revoke your consent to the Preferred Amendment.
Copies of the Offer to Purchase and Consent Solicitation and Letter of Transmittal and Consent are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on December 4, 2024, unless the Offer and Consent Solicitation are extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) and Rule 13e-3(e)(1) under the Exchange Act. The information contained in the Offer to Purchase and Consent Solicitation and the related Letter of Transmittal and Consent is hereby expressly incorporated by reference in response to all items of this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.
The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Summary Term Sheet”
ITEM 2.	Subject Company Information.
(a)	Name and Address. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Section 12. Certain Information Concerning the Company”
(b)
Securities. This Schedule TO relates to the Securities. The information set forth on the cover page of the Offer to Purchase and Consent Solicitation, and set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:

“Section 10. Historical Price Range of the Securities – Market Price of and Dividends on the Securities”
(c)	Trading Market and Price. The information set forth in the Offer to Purchase and Consent Solicitation under the following caption is incorporated herein by reference:
“Section 10. Historical Price Range of the Securities”
ITEM 3.	Identity and Background of Filing Person.
(a)
Name and Address. The Company is the filing person and issuer. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:

“Section 12. Certain Information Concerning the Company”
“Schedule I. Information Regarding the Directors and Executive Officers of the Company”
ITEM 4.	Terms of the Transaction.
(a)	Material Terms. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Section 5. General”
“Section 6. Procedures for Tendering the Securities”
“Section 7. Withdrawal Rights”
“Section 8. Purchase of Securities and Payment of Purchase Price”
“Section 11. Source and Amount of Funds”
“Section 15. Certain U.S. Federal Income Tax Consequences of the Offer”
“Section 16. Extension of the Offer and Consent Solicitation; Termination; Amendment”
(b)	Purchases. The information set forth in the Offer to Purchase and Consent Solicitation under the following caption is incorporated herein by reference:
“Section 13. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities and the Common Stock”
ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”

“Section 13. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities and the Common Stock”
ITEM 6.	Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
“Section 2. Certain Effects of the Offer and Consent Solicitation”
(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase and Consent Solicitation under the following caption is incorporated herein by reference:
“Section 2. Certain Effects of the Offer and Consent Solicitation – Potential Effects on Holders of Securities”
(c)	Plans. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Section 2. Certain Effects of the Offer and Consent Solicitation”
“Section 4. Plans of the Company After the Offer and Consent Solicitation”
ITEM 7.	Source and Amount of Funds or Other Consideration.
(a)
Source of Funds. The funds required to purchase the maximum amount of Securities sought is $114,604,458, excluding fees and expenses. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Section 11. Source and Amount of Funds”
(b)	Conditions. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Section 9. Conditions of the Offer and Consent Solicitation”
(d)	Borrowed Funds. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Section 11. Source and Amount of Funds”
ITEM 8.	Interest in Securities of the Subject Company.
(a)	Securities Ownership. Not applicable.
(b)	Securities Transactions. None.
ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase and Consent Solicitation under the following caption is incorporated herein by reference:
“Section 17. Fees and Expenses”
ITEM 10.	Financial Statements.
(a)
Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash, the Offer and Consent Solicitation are not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b)
Pro Forma Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash, the Offer and Consent Solicitation are not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

ITEM 11.	Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase and Consent Solicitation under the following captions is incorporated herein by reference:
“Section 13. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities and the Common Stock”
“Section 14. Legal Matters; Regulatory Approvals”
(c)
Other Material Information. The information set forth in the Offer to Purchase and Consent Solicitation and the related Letter of Transmittal and Consent, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase and Consent Solicitation pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer and Consent Solicitation to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.
(a)	See Exhibits Index.
ITEM 13.	Information Required by Schedule 13E-3.
Listed below is information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.
Schedule 13E-3, Item 2. Subject Company Information.
(d)	Dividends. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Section 10. Historical Price Range of the Securities – Market Price of and Dividends on the Securities”
(e)	Prior Public Offerings. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 10. Historical Price Range of the Securities – Market Price of and Dividends on the Securities”
(f)	Prior Stock Purchases. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
“Section 10. Historical Price Range of the Securities – Market Price of and Dividends on the Securities”
Schedule 13E-3, Item 3. Identity and Background of Filing Person.
(b)	Business and Background of Entities. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 12. Certain Information Concerning the Company”
“Schedule I. Information Regarding the Directors and Executive Officers of the Company”
(c)	Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Schedule I. Information Regarding the Directors and Executive Officers of the Company”

Schedule 13E3, Item 4. Terms of the Transaction.
(c)	Different terms. There are no terms or arrangements treating any of the holders of the Securities differently from another.
(d)	Appraisal rights. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Section 3. Fairness of the Offer and Consent Solicitation”
“Section 6. Procedures for Tendering the Securities”
(e)	Provisions for unaffiliated security holders. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
“Section 3. Fairness of the Offer and Consent Solicitation”
(f)	Eligibility for listing or trading. Not applicable. The consideration offered to holders of Securities is cash.
Schedule 13E-3, Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
“Section 12. – Certain Information Concerning the Company”
“Schedule I. Information Regarding the Directors and Executive Officers of the Company”
(b)	Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
“Section 12. – Certain Information Concerning the Company”
“Schedule I. Information Regarding the Directors and Executive Officers of the Company”
(c)	Negotiations or Contracts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
“Section 12. – Certain Information Concerning the Company”
“Schedule I. Information Regarding the Directors and Executive Officers of the Company”
Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.
(a)	Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
“Section 2. Certain Effects of the Offer and Consent Solicitation”
(b)	Alternatives. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”

(c)	Reasons. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
(d)	Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Section 2. Certain Effects of the Offer and Consent Solicitation”
“Section 15. Certain U.S. Federal Income Tax Consequences of the Offer”
Schedule 13E-3, Item 8. Fairness of the Transaction.
(a)	Fairness. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 3. Fairness of the Offer and Consent Solicitation”
(b)	Factors considered in determining fairness. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 3. Fairness of the Offer and Consent Solicitation”
(c)	Approval of security holders. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 3. Fairness of the Offer and Consent Solicitation”
(d)	Unaffiliated representative. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 3. Fairness of the Offer and Consent Solicitation”
(e)	Approval of directors. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 3. Fairness of the Offer and Consent Solicitation”
(f)	Other offers. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 3. Fairness of the Offer and Consent Solicitation”
Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.
(a)	Report, opinion or appraisal. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 3. Fairness of the Offer and Consent Solicitation – No Third-Party Reports, Opinions or Presentations”
(b)	Preparer and summary of the report, opinion or appraisal. Not applicable.
(c)	Availability of documents. Not applicable.
Schedule 13E-3, Item 10. Sources and Amount of Funds or Other Consideration.
(c)	Expenses. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Section 11. Source and Amount of Funds”
“Section 17. Fees and Expenses”
Schedule 13E-3, Item 12. The Solicitation or Recommendation.
(d)	Intent to tender or vote in a going-private transaction. Not applicable.

(e)	Recommendation of others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Section 1. Purpose of and Reasons for the Offer and Consent Solicitation”
Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(b)	Employees and corporate assets. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Section 17. Fees and Expenses”
Schedule 13E-3, Item 15. Additional Information.
(b)	Information required by Item 402(t)(2) and (3). None.
Schedule 13E-3, Item 16. Exhibits.
See Exhibits Index.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIMCO REALTY CORPORATION

By:	/s/ Glenn G. Cohen
Name: Glenn G. Cohen
Title: Chief Financial Officer

Date: November 4, 2024

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase and Consent Solicitation, dated November 4, 2024.

(a)(1)(B)	Form of Letter of Transmittal and Consent.

(a)(1)(C)	Soliciting Broker Fee Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Current Report on Form 8-K (as filed with the SEC on November 4, 2024 and incorporated herein by reference).

(a)(5)(B)	Press Release, dated November 4, 2024, (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on November 4, 2024).

(b)
Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and each of the parties named therein (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed on February 24, 2023).

(c)	Not applicable.

(d)(1)	Articles of Amendment and Restatement of Kimco Realty Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 3, 2023).

(d)(3)
Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on January 3, 2024).

(d)(4)
Certificate of Correction to Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock (incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(5)	Amended and Restate Bylaws of Kimco Realty Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on July 28, 2023).

(d)(6)
Form of Deposit Agreement, dated as of January 2, 2024, between Kimco Realty Corporation and Equiniti Trust Company, LLC, and the holders from time to time of the Depositary Receipts described therein, dated as of January 2, 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 3, 2024).

(d)(7)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 10-K filed on March 28, 1995).

(d)(8)
Second Amended and Restated 1998 Equity Participation Plan of Kimco Realty Corporation (restated February 25, 2009) (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 10-K filed on February 27, 2009).

(d)(9)	Restated Kimco Realty Corporation 2010 Equity Participation Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 10-K filed on February 27, 2017).

(d)(10)	Amendment No. 1 to the Kimco Realty Corporation 2010 Equity Participation Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 10-K filed on February 23, 2018).

(d)(11)	Amendment No. 2 to the Kimco Realty Corporation 2010 Equity Participation Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on January 3, 2023).

(d)(12)	Form of Performance Share Award Grant Notice and Performance Share Award Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on March 19, 2010).

(d)(13)	Kimco Realty Corporation 2020 Equity Participation Plan (incorporated by reference to Annex B to the Company’s Proxy Statement on Form DEF 14A filed on March 18, 2020).

(d)(14)	Kimco Realty Corporation Amended and Restated 2020 Equity Participation Plan (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on January 3, 2023).

(d)(15)
Kimco Realty Corporation Second Amended and Restated 2020 Equity Participation Plan (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(16)	Form of LTIP Unit Award Agreement (Time-Based) (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(17)	Form of LTIP Unit Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(18)
Form of Kimco Realty Corporation 2020 Equity Participation Plan Performance Share Award Grant Notice and Performance Share Award Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 7, 2020).

(d)(19)
Form of Kimco Realty Corporation 2020 Equity Participation Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 7, 2020).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.